
Superior Plus

Theresia R. Reisch
Manager, Investor Relations & Corporate Secretary
Direct Telephone: (403) 218-2953
Direct Facsimile: (403) 218-2973
E-mail: treisch@superiorplus.com

February 10, 2005


05005995

Securities and Exchange Commission
Judiciary Plaza
450 – 5 Street NW
Washington, DC 20549 USA


RECEIVED

Dear Sir or Madam:

Re: Superior Plus Income Fund (the "Company")
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the Company's News Release dated February 10, 2005. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
Superior Plus Income Fund

Theresia R. Reisch
Superior Plus Inc.
Manager, Investor Relations
and Corporate Secretary

PROCESSED
MAR 02 2005
THOMSON FINANCIAL

SUPPL

/encl.

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h:\spi\news\SECltr.doc



NEWS

TSX: SPF.UN

For Immediate Release

February 2005 Cash Distribution – $0.20 per Trust Unit

Calgary, February 10, 2005...Superior Plus Income Fund (the "Fund") today announced its cash distribution for the month of February 2005 of $0.20 (20 cents) per trust unit payable on March 15, 2005. The record date is February 28, 2005 and the ex-distribution date will be February 24, 2005. The Fund's current annualized cash distribution rate is $2.40 per trust unit.

For income tax purposes, the income from the February 2005 cash distribution of $0.20 per trust unit is considered to be: ➢ a dividend of $0.068 per trust unit; ➢ other income of $0.132 per trust unit.

A summary of cash distributions since inception and tax information is posted under the Investor Information section of Superior's website at: www.superiorplus.com.

Upcoming Release of 2004 Year-End Results and Conference Call

Superior expects to release its 2004 year-end results on March 9, 2005, in the late afternoon. A conference call and webcast for investors, analysts, brokers and media representatives to discuss the 2004 year-end results is scheduled for 10:30 a.m. EST (8:30 a.m. MST) on Thursday, March 10, 2005. Callers may participate by dialing: 1-800-814-4853. A recording of the call will be available for replay until midnight, March 17, 2005 by dialing: 1-877-289-8525 and entering pass code: 21105157 followed by the # key. Internet users can listen to the call live, or as an archived call, on Superior's website at www:superiorplus.com under the "Events and Presentations" section.

Annual Report and Annual Meeting of Unitholders

The Fund intends to SEDAR file its 2004 Annual Report, including the 2004 financial statements and the Annual Information Form on or about March 21, 2005. The Annual Report, together with the proxy materials for the Annual Meeting, are expected to be mailed to Unitholders on March 29, 2005.

The Fund's Annual Meeting of Unitholders will be held in the Main Dining Room of The National Club, 303 Bay Street, Toronto, Ontario at 3:30 p.m. (EST) on Wednesday, May 11, 2005.

The Fund holds 100% of Superior Plus Inc., which has four operating divisions: ***Superior Propane*** is Canada's largest distributor of propane, related products and services; ***ERCO Worldwide*** is a leading supplier of chemicals and technology to the pulp and paper and water treatment industries; ***Winroc*** is the seventh largest distributor of walls and ceilings construction products in North America; and ***Superior Energy Management*** provides natural gas supply services, predominantly to commercial and industrial markets in Ontario.

The Fund's trust units trade on the Toronto Stock Exchange (the "TSX") under the trading symbol SPF.UN. There are 76.0 million trust units outstanding. The Fund has $13.7 million principal amount of Series 1, and $100.7 million of Series 2, 8% Convertible Unsecured Subordinated Debentures outstanding, that trade on the TSX under the trading symbols SPF.DB and SPF.DB.A, respectively.

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact:
Theresia R. Reisch, Manager, Investor Relations and Corporate Secretary
Tel: (403) 218-2953/Fax: (403) 218-2973/Toll Free: 1-866-490-PLUS (7587)/E-mail:treisch@superiorplus.com